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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 MYR GROUP INC.
                           (NAME OF SUBJECT COMPANY)

                                   GPU, INC.
                             GPX ACQUISITION CORP.
                                   (BIDDERS)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   554053108
                         (CUSIP NUMBER OF COMMON STOCK)

                                  T.G. HOWSON
                          VICE PRESIDENT AND TREASURER
                                   GPU, INC.
                               300 MADISON AVENUE
                       MORRISTOWN, NEW JERSEY 07962-1911
                                 (973) 455-8200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                            PAUL M. REINSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1930
                                 (212) 859-8000

                                WITH A COPY TO:
                           DOUGLAS E. DAVIDSON, ESQ.
                        BERLACK, ISRAELS & LIBERMAN LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                                 (212) 704-0100
                            ------------------------

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
$242,842,918                                        $48,569
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

* For purposes of calculating fee only. This amount is based on a per share offering price of $30.10, for 8,067,871 shares of common stock. Pursuant to an Agreement and Plan of Merger, dated as of December 21, 1999, by and among GPU, Inc. ("Parent"), MYR Group Inc. (the "Company") and GPX Acquisition Corp. ("Offeror"), the Company represented to Parent and Offeror that, as of such date, the Company had (i) 6,429,135 shares of common stock outstanding,
    (ii) options to purchase 756,650 shares of common stock outstanding and
    (iii) convertible debt convertible into 882,086 shares of common stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals
    1/50 of one percent of the aggregate of the cash offered by Offeror.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:     N/A  FILING PARTY:  N/A
FORM OR REGISTRATION NO.:   N/A  DATE FILED:    N/A

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     This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by
GPX Acquisition Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of GPU, Inc., a Pennsylvania corporation ("Parent"), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of MYR Group Inc., a Delaware corporation (the "Company"), at a purchase price of $30.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to each document, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and which are incorporated herein by reference. Offeror is a corporation that does not have any operations.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is MYR Group Inc. The address of the principal executive offices of the Company is 1701 W. Golf Road, Rolling Meadows, Illinois 60008.

     (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d), (g) This Schedule 14D-1 is filed by Parent and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and Offeror") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

     (e) and (f) None of Offeror or Parent or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e) The information set forth in the Introduction, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) through (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Securities") of the Offer to Purchase is incorporated herein by reference.

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Parent and Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"),
Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Securities") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto, is incorporated herein by reference.

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

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated December 29, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees to Clients.
(a)(5)  Notice of Guaranteed Delivery.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Announcement, dated December 29, 1999.
(a)(8)  Joint Press Release, dated December 22, 1999.
(b)     Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of December 21, 1999, by and among Parent, Offeror and the Company.
(c)(2)  Letter Agreement with Charles M. Brennan III and Byron D.
        Nelson, dated December 21, 1999.
(c)(3)  Confidentiality Agreement, dated September 13, 1999, between
        GPU Service, Inc. and Berenson Minella & Company on behalf of the Company.
(d)     None.
(e)     Not applicable.
(f)     None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GPU, INC.

                                          By: /s/ T.G. HOWSON
                                            ------------------------------------
                                            Name: T.G. Howson
                                            Title: Vice President and Treasurer

                                          GPX ACQUISITION CORP.

                                          By: /s/ T.G. HOWSON
                                            ------------------------------------
                                            Name: T.G. Howson
                                            Title: Treasurer

Dated: December 29, 1999

                                        5
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                                 EXHIBIT INDEX

EXHIBIT                              DESCRIPTION NO.
-------                              ---------------
(a)(l)     --  Offer to Purchase, dated December 29, 1999.
(a)(2)     --  Letter of Transmittal.
(a)(3)     --  Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(4)     --  Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees to Clients.
(a)(5)     --  Notice of Guaranteed Delivery.
(a)(6)     --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(7)     --  Summary Announcement, dated December 29, 1999.
(a)(8)     --  Joint Press Release, dated December 22, 1999.
(b)        --  Not applicable.
(c)(1)     --  Agreement and Plan of Merger, dated as of December 21, 1999, by and among Parent, Offeror and the Company.
(c)(2)     --  Letter Agreement with Charles M. Brennan III and Byron D.
               Nelson, dated as of December 21, 1999
(c)(3)     --  Confidentiality Agreement, dated September 13, 1999, between
               GPU Service, Inc. and Berenson Minella & Company on behalf of the Company.
(d)        --  None.
(e)        --  Not applicable.
(f)        --  None.

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